Exhibit 7.2

MTR Corporation Limited

Computation of

Ratio of Debt to Shareholders’ Equity

Based on US GAAP

(Expressed in millions of HK$)

	As of December 31
	2001	2002	2003	2004	2005
Loans, obligations under finance leases and bank overdrafts (A)	31,745	34,793	32,906	30,711	28,264
Shareholders’ Equity (B)	44,870	46,942	47,534	50,480	55,194
Ratio of Debt to Shareholders’ Equity (A)/(B)	0.71	0.74	0.69	0.61	0.51